Exhibit 99.1

Sunlands Technology Group Announces Unaudited First Quarter 2019

Financial Results

Net revenues increased by 38.8% year-over-year

Gross billings (non-GAAP) decreased by 28.6% year-over-year

New student enrollments1 decreased by 34.2% year-over-year

BEIJING, May 28, 2019 -- Sunlands Technology Group (NYSE: STG) (“Sunlands” or the “Company”), a leader in China’s online post-secondary and professional education, today announced its unaudited financial results for the first quarter ended March 31, 2019.

First Quarter 2019 Financial and Operational Highlights

•	Net revenues were RMB564.2 million (US$84.1 million), representing a 38.8% increase year-over-year.
•	Gross billings (non-GAAP) were RMB663.9 million (US$98.9 million), representing a 28.6% decrease year-over-year.
•	Gross profit was RMB478.7 million (US$71.3 million), representing a 42.6% increase year-over-year.
•

Net loss was RMB112.9 million (US$16.8 million), representing a 54.0% decrease year-over-year. Net loss margin, defined as net loss as a percentage of net revenues, decreased to 20.0% from 60.3% in the first quarter of 2018.

•	New student enrollments were 100,051, representing a 34.2% decrease year-over-year.
•	As of March 31, 2019, the Company’s deferred revenue balance was RMB3,372.2 million (US$502.5 million).

“Diversifying student acquisition methods, increasing accessibility and enhancing user-friendly marketing techniques continue to be our focus. During the first quarter we advanced each of these initiatives, including launching a new mobile app that broadens our subject domains and deepens our content offerings,” said Mr. Tongbo Liu, Chief Executive Officer of Sunlands. “This is a milestone and a starting point for Sunlands to build up our own free learning community and a self-developed traffic pool. We are actively providing and testing new content and adding additional subjects, as well as diversifying our student acquisition methods to attract more students to our online platform. With our significantly lower price point compared to traditional brick-and-mortar offerings, the flexibility to learn at one’s own pace and schedule, and the cultural emphasis on education in China, we believe we are well-positioned to seize the tremendous growth opportunity before us.

“Our expansion and retention plan for 2019 follows a five-pronged approach. First, we are continuing to enrich and upgrade our existing trial programs. Second, we are hiring and training live streaming teachers suitable for adult students in China by offering a competitive compensation structure and robust teaching and research support. Third, we are cultivating a unique online learning community and encouraging our students to interact with our teachers, mentors and each other more actively. Fourth, we are enhancing our technology in order to enhance students’ ability to learn efficiently. Finally, we are continuing to expand our range to cover more attractive course offerings, covering more highly desirable course offerings to help our students achieve their post-secondary and professional education goals. At the same time, we are offering more diverse trial programs and deploying more effective after-sales services, all in an effort to attract more students and strengthen our position as a market leader.”

Mr. Steven Yipeng Li, Chief Financial Officer of Sunlands, said, "For the first quarter, our net revenues increased 38.8% year-over-year, in line with our guidance, and we further narrowed our net loss margin to 20.0%. Against the backdrop of the seasonal slowdown due to the Chinese New Year holiday period, softer marketing tactics and expanded trial programs, our new student enrollments declined, and gross billings were down 28.6% year-over-year. However, we are confident that our upgraded free trials, introductory seminars and free short courses for graduates, post-graduates and professionals, can increase average gross billings, conversion rates and sales efficiency, over the long-term. As these initiatives begin to take hold, we will continue to focus on growth through new student acquisitions and continue to improve the online learning experience for our students.”

[1]

New student enrollments for a given period refers to the total number of orders placed by students that newly enroll in at least one course during that period (including those students that enroll and then terminate their enrollment with the Company).

Financial Results for the First Quarter of 2019

Net Revenues

In the first quarter of 2019, net revenues increased by 38.8% to RMB564.2 million (US$84.1 million) from RMB406.4 million in the first quarter of 2018. The increase was mainly driven by the growth in the number of students2 in the first quarter of 2019 compared with the first quarter of 2018, following new student enrollments continuous increase over the past years.

Cost of Revenues

Cost of revenues increased by 20.9% to RMB85.5 million (US$12.7 million) in the first quarter of 2019 from RMB70.7 million in the first quarter of 2018, which was primarily due to the increase in the compensation for faculty members.

Gross Profit

Gross profit increased by 42.6% to RMB478.7 million (US$71.3 million) from RMB335.7 million in the first quarter of 2018.

Operating Expenses

In the first quarter of 2019, operating expenses were RMB612.7 million (US$91.3 million), representing a 4.2% increase from RMB588.3 million in the first quarter of 2018.

Sales and marketing expenses were RMB497.3 million (US$74.1 million) in the first quarter of 2019, compared with RMB499.0 million in the first quarter of 2018.

General and administrative expenses increased by 13.8% to RMB88.4 million (US$13.2 million) in the first quarter of 2019 from RMB77.7 million in the first quarter of 2018. The increase was mainly due to an increase in compensation expenses, mainly as a result of hiring more research and development personnel to strengthen Sunlands’ IT infrastructure and research and development capabilities.

Product development expenses increased by 132.7% to RMB27.0 million (US$4.0 million) in the first quarter of 2019 from RMB11.6 million in the first quarter of 2018. The increase was primarily due to an increase in the number of employees and compensation paid to Sunlands’ course and educational content professionals and technology development personnel during the quarter.

Net Loss

Net loss for the first quarter of 2019 was RMB112.9 million (US$16.8 million), compared with RMB245.2 million in the first quarter of 2018.

Basic and Diluted Net Loss Per Share

Basic and diluted net loss per share was RMB16.48 (US$2.46) in the first quarter of 2019.

Cash and Cash Equivalents and Short-term Investments

As of March 31, 2019, the Company had RMB1,276.2 million (US$190.2 million) of cash and cash equivalents and RMB836.8 million (US$124.7 million) of short-term investments,  compared with RMB1,248.8 million of cash and cash equivalents and RMB1,028.6 million of short-term investments, as of December 31, 2018.

Deferred Revenue

As of March 31, 2019, the Company had a deferred revenue balance of RMB3,372.2 million (US$502.5 million).

Capital Expenditures

Capital expenditures were incurred primarily in connection with purchases of buildings and IT infrastructure equipment necessary to support Sunlands’ operations. Capital expenditures were RMB1.1 million (US$0.2 million) in the first quarter of 2019, compared with RMB147.7 million in the first quarter of 2018.

[2]	Number of students for a given period refers to the total number of orders placed by students which remain in their respective service periods.

Outlook

For the second quarter of 2019, Sunlands currently expects net revenues to be between RMB550 million to RMB570 million, which would represent an increase of 14.2% to18.3% year-over-year.

The above outlook is based on the current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to substantial uncertainty and do not reflect the impact of the updated refund policy, as referenced further in this press release.

Subsequent Event

Refund Policy

As part of its efforts to enhance user experience, in the second quarter of 2019, the Company changed certain terms of its refund policy to facilitate a more flexible and smoother refund process. As a result, the Company expects that it will experience a higher annual refund rate in 2019 than in 2018.

Exchange Rate

The Company’s business is primarily conducted in China and all of the revenues are denominated in Renminbi (“RMB”). This announcement contains currency conversions of RMB amounts into U.S. dollars (“US$”) solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB6.7112 to US$1.00, the effective noon buying rate for March 29, 2019 as set forth in the H.10 statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on March 29, 2019, or at any other rate.

Conference Call and Webcast

Sunlands' management team will host a conference call at 7:30 AM U.S. Eastern Time, (7:30 PM Beijing/Hong Kong time) on May 28, 2019, following the quarterly results announcement.

The dial-in details for the live conference call are:

International:	+1-412-902-4272
US toll free:	+1-888-346-8982
Canada toll free:	+1-855-669-9657
Mainland China toll free:	400-120-1203
Hong Kong toll free:	800-905-945
Hong Kong:	+852-3018-4992

Please dial in 10 minutes before the call is scheduled to begin. When prompted, ask to be connected to the call for “Sunlands Technology Group.” Participants will be required to state their name and company upon entering the call.

A live webcast and archive of the conference call will be available on the Investor Relations section of Sunlands' website at http://www.sunlands.investorroom.com/

A replay of the conference call will be available 1 hour after the end of the conference call until June 4, 2019.

International:	+1-412-317-0088
US toll free:	+1-877-344-7529
Canada toll free:	855-669-9658
Replay access code:	10131785

About Sunlands

Sunlands Technology Group (NYSE: STG) ("Sunlands" or the "Company"), formerly known as Sunlands Online Education Group, is the leader in China's online post-secondary and professional education. With a one to many, live streaming platform, Sunlands offers various degree and diploma-oriented post-secondary courses as well as online professional courses and educational content, to help students prepare for professional certification exams and attain professional skills. Students can access its services either through PC or mobile applications. The Company's online platform cultivates a personalized, interactive learning environment by featuring a virtual learning community and a vast library of educational content offerings that adapt to the learning habits of its students. Sunlands offers a unique approach to education research and development that organizes subject content into Learning Outcome Trees, the Company's proprietary knowledge management system. Sunlands has a deep understanding of the educational needs of its prospective students and offers solutions that help them achieve their goals.

About Non-GAAP Financial Measures

We use gross billings and EBITDA, each a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes.

We define gross billings for a specific period as the total amount of cash received for the sale of course packages, net of the total amount of refunds paid in such period. Our management uses gross billings as a performance measurement because we generally bill our students for the entire course tuition at the time of sale of our course packages and recognize revenue proportionally over a period. EBITDA is defined as net loss excluding depreciation and amortization, interest expense, interest income, and income tax expenses. We believe that gross billings and EBITDA provide valuable insight into the sales of our course packages and the performance of our business.

These non-GAAP financial measures should not be considered in isolation from, or as a substitute for, their most directly comparable financial measure prepared in accordance with GAAP. A reconciliation of the historical non-GAAP financial measures to their respective most directly comparable GAAP measure has been provided in the tables included below. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measures to their respective most directly comparable GAAP financial measures. As gross billings and EBITDA have material limitations as an analytical metric and may not be calculated in the same manner by all companies, it may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider gross billings and EBITDA as a substitute for, or superior to, their respective most directly comparable financial measures prepared in accordance with GAAP. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

Safe Harbor Statement

This press release contains forward-looking statements made under the "safe harbor" provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Sunlands may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about Sunlands' beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: Sunlands' goals and strategies; its expectations regarding demand for and market acceptance of its brand and services; its ability to retain and increase student enrollments; its ability to offer new courses and educational content; its ability to improve teaching quality and students’ learning results; its ability to improve sales and marketing efficiency and effectiveness; its ability to engage, train and retain new faculty members; its future business development, results of operations and financial condition; its ability to maintain and improve technology infrastructure necessary to operate its business; competition in the online education industry in China; relevant government policies and regulations relating to Sunlands' corporate structure, business and industry; and general economic and business condition in China Further information regarding these and other risks, uncertainties or factors is included in the Sunlands' filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Sunlands does not undertake any obligation to update such information, except as required under applicable law.

For investor and media enquiries, please contact:

Yingying Liu

IR Director

Tel: +86 182 5691 2232

Email: ir@sunlands.com

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

Email: sunlands@tpg-ir.com

Ross Warner

Tel: +86-10-5730-6201

Email: sunlands@tpg-ir.com

SOURCE: Sunlands Technology Group

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except for share and per share data, or otherwise noted)

	As of December 31,	As of March 31,
	2018	2019
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	1,248,810	1,276,177	190,156
Short-term investments	1,028,564	836,784	124,685
Prepaid expenses and other current assets	124,908	135,627	20,209
Deferred costs, current	180,657	211,466	31,509
Total current assets	2,582,939	2,460,054	366,559
Non-current assets
Property and equipment, net	559,511	551,744	82,212
Intangible assets, net	1,369	1,173	175
Right-of-use assets(1)	-	547,287	81,548
Deferred costs, non-current	146,610	188,515	28,090
Long-term investments	30,009	32,791	4,886
Other non-current assets	418,700	418,419	62,346
Total non-current assets	1,156,199	1,739,929	259,257
TOTAL ASSETS	3,739,138	4,199,983	625,816

LIABILITIES AND SHAREHOLDERS’ DEFICIT

LIABILITIES
Current liabilities
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to
Sunlands Technology Group of RMB241,204 and RMB208,870 as of
December 31, 2018 and March 31, 2019, respectively)	455,284	424,114	63,195
Deferred revenue, current (including deferred revenue, current of the consolidated VIEs consolidated revenue,VIE without recourse without recourse to Sunlands Technology Group of RMB1,765,085 and
RMB1,732,640 as of December 31, 2018 and March 31, 2019, respectively)	1,765,085	1,732,640	258,171
Lease liabilities, current(1) (including lease liabilities, current of the consolidated VIEs without recourse to Sunlands Technology Group of RMB nil and
RMB53,276 as of December 31, 2018 and March 31, 2019, respectively)	-	77,769	11,588
Payables to acquire buildings (including payables to acquire buildings of the consolidated VIEs without recourse to Sunlands Technology Group of RMB nil
as of December 31, 2018, and March 31, 2019, respectively)	61,540	61,540	9,170
Long-term debt, current (including long-term debt, current of the consolidated VIEs without recourse to Sunlands Technology Group of RMB nil as of December
31, 2018 and March 31, 2019)	32,500	32,500	4,843
Total current liabilities	2,314,409	2,328,563	346,967

(1) On January 1, 2019, the Company adopted ASC 842, the new lease standard, using the optional transition method.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS-continued

(Amounts in thousands, except for share and per share data, or otherwise noted)

	As of December 31,	As of March 31,
	2018	2019
	RMB	RMB	US$
Non-current liabilities
Deferred revenue, non-current (including deferred revenue, non-current of the consolidated VIEs without recourse to Sunlands Technology Group of
RMB1,520,940 and RMB1,639,534 as of December 31, 2018 and March 31,
2019, respectively)	1,520,940	1,639,534	244,298
Lease liabilities, non-current(1)(including lease liabilities, non-current of the consolidated VIEs without recourse to Sunlands Technology Group of
RMB nil and RMB367,724 as of December 31, 2018 and March 31,
2019, respectively)	-	503,732	75,058
Other non-current liabilities (including other non-current liabilities of the consolidated
VIEs without recourse to Sunlands Technology Group of RMB135 and RMB135 as of
December 31, 2018 and March 31, 2019, respectively)	17,147	16,040	2,390
Long-term debt, non-current (including long-term debt, non-current of the consolidated
VIEs without recourse to Sunlands Technology Group of RMB nil as of
December 31, 2018 and March 31, 2019)	225,625	217,500	32,409
Total non-current liabilities	1,763,712	2,376,806	354,155
TOTAL LIABILITIES	4,078,121	4,705,369	701,122

SHAREHOLDERS’ DEFICIT
Class A ordinary shares (par value of US$0.00005, 796,062,195 shares authorized; 1,818,383 and 1,818,383 shares issued as of December 31, 2018 and March 31, 2019, respectively; 1,773,301 and 1,748,660 shares
outstanding as of December 31, 2018 and March 31, 2019, respectively)	1	1	-
Class B ordinary shares (par value of US$0.00005, 826,389 shares authorized; 826,389 and 826,389 shares issued and outstanding
as of December 31, 2018 and March 31, 2019, respectively)	-	-	-
Class C ordinary shares (par value of US$0.00005, 203,111,416 shares authorized; 4,265,286 and 4,265,286 shares issued and outstanding
as of December 31, 2018 and March 31, 2019, respectively)	1	1	-
Treasury stock	-	-	-
Additional paid-in capital	2,391,822	2,374,754	353,849
Accumulated deficit	(2,849,770)	(2,962,710)	(441,458)
Accumulated other comprehensive income	118,827	82,422	12,281
Total Sunlands Technology Group shareholders’ deficit	(339,119)	(505,532)	(75,328)
Noncontrolling interest	136	146	22
TOTAL SHAREHOLDERS’ DEFICIT	(338,983)	(505,386)	(75,306)
TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	3,739,138	4,199,983	625,816

(1) On January 1, 2019, the Company adopted ASC 842, the new lease standard, using the optional transition method.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except for share and per share data, or otherwise noted)

	For the Three Months Ended March 31,
	2018	2019
	RMB	RMB	US$
Net revenues	406,373	564,215	84,071
Cost of revenues	(70,700)	(85,473)	(12,736)
Gross profit	335,673	478,742	71,335

Operating expenses
Sales and marketing expenses	(498,976)	(497,334)	(74,105)
Product development expenses	(11,586)	(26,957)	(4,017)
General and administrative expenses	(77,697)	(88,437)	(13,178)
Total operating expenses	(588,259)	(612,728)	(91,300)
Loss from operations	(252,586)	(133,986)	(19,965)
Interest income	6,844	24,309	3,622
Interest expense	-	(3,731)	(556)
Other income, net	1,342	298	44
Loss before income tax expenses	(244,400)	(113,110)	(16,855)
Income tax expenses	-	-	-
(Loss)/gain from equity method investments	(836)	180	27
Net loss	(245,236)	(112,930)	(16,828)

Less: Net income attributable to noncontrolling interest	301	10	1

Net loss attributable to Sunlands Technology Group	(245,537)	(112,940)	(16,829)
Net loss per share attributable to ordinary shareholders of
Sunlands Technology Group:
Basic and diluted	(55.25)	(16.48)	(2.46)
Weighted average shares used in calculating net loss
per ordinary share:
Basic and diluted	4,443,714	6,853,855	6,853,855

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands)

	For the Three Months Ended March 31,
	2018	2019
	RMB	RMB	US$
Net loss	(245,236)	(112,930)	(16,828)
Other comprehensive loss, net of tax effect of nil:
Change in cumulative foreign currency translation adjustments	(16,951)	(36,405)	(5,425)
Total comprehensive loss	(262,187)	(149,335)	(22,253)
Less: comprehensive income attributable to noncontrolling
interest	301	10	1
Comprehensive loss attributable to Sunlands Technology
Group	(262,488)	(149,345)	(22,254)

SUNLANDS TECHNOLOGY GROUP

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST COMPARABLE GAAP MEASURES

(Amounts in thousands)

	For the Three Months Ended March 31,
	2018	2019
	RMB	RMB
Net revenues	406,373	564,215
Less: other revenues	(1,670)	(9,386)
Add: tax and surcharges	15,791	22,896
Add: ending deferred revenue	2,619,134	3,372,174
Less: beginning deferred revenue	(2,110,428)	(3,286,025)
Gross billings (non-GAAP)	929,200	663,874

Net loss	(245,236)	(112,930)
Add: income tax expenses	-	-
depreciation and amortization	4,687	9,262
interest expense	-	3,731
Less: interest income	(6,844)	(24,309)
EBITDA (non-GAAP)	(247,393)	(124,246)